SEC Mail Processing Section

FEB 27 2008

Washington, DC
103

08026414

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SEC FILE NUMBER
8 - 50442

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. & Street)

Tamarac	Florida	33321
(City)	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli, FINOP and Registered Principal - 954-580-0880
Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Kubinec, CPA
(Name- if individual last, first middle names)

520 NW 8 Street	Pompano Beach	Florida	33060
(Address)	(City)	State	Zip Code

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion* of an independent public accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FINOP and Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc., as of December 31 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary unerest in any account chissified soky as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Signed this 26 of February, 2008.

[signature]
Notary Public

FLDL B632-172-66-330

Notary Public State of Florida
Franilvia Bencosme
My Commission DD741997
Expires 02/12/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- ☐ (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (1) An Oath of Affirmation
- ☐ (m) A copyof the SIPC Supplemental Report
- ☐ (n) A report describing any, material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Double Eagle Securities of America, Inc.

FINANCIAL STATEMENTS

FOR THE YEAR ENDING December 31, 2007

With Independent Auditors' Report Thereon

Kenneth Kubinec, CPA
520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302

Kenneth Kubinec

Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2007 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and its quarterly Focus Report, Part IIA as of December 31, 2007.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Kenneth Kubinec
Certified Public Accountant
Lic. AC0030444

Pompano Beach, Florida
February 23, 2008

Double Eagle Securities of America, Inc.

Balance Sheet

as of December 31, 2007

ASSETS

Current Assets		
Wachovia Checking Account	5,568	
E*TradeBank Savings Account	40,567	
E*TradeBank Money Market Account	7,666	
Nontrade Receivable (Note 2)	3,386	
Total Current Assets		57,187
Investments (Note 3)		6,000
Fixed Assets		
Furniture, Fixtures & Equipment	1,587	
Accumlated Depreciation	(769)	
Total Fixed Assets		818
TOTAL ASSETS		64,005

LIABILITIES & EQUITY

Equity		
Capital Stock	8,500	
Retained Earnings (Note 4)	55,505	
Total Equity		64,005
TOTAL LIABILITIES & EQUITY		64,005

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Income Statement

for the period January 1, 2007 thru December 31, 2007

Revenues		
Commission Income	32,163	
Total Income		32,163
Operating Expenses		
Advertising	4,719	
Bank Charges	15	
Commissions	4,276	
Depreciation Expense	227	
Insurance	150	
Licenses & Permits	1,412	
Payroll Expenses	32,500	
Payroll Taxes	2,619	
Legal Fees	595	
Professional Fees	875	
Total Expenses		47,388
Net Income from Operations		(15,225)
Other Income & Expenses		
Interest Income	945	
Total Other Income & Expenses		945
Income Before Extraordinary Item		(14,280)
Extraordinary Income (Note 5)		35,000
Net Income		20,720

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Cash Flows

for the period January 1, 2007 thru December 31, 2007

Cash Flow from Operations		
Net Income		(15,225)
Adjustments to Reconcile to Cash		
Depreciation Expenses	227	
Increase in Nontrade Receivable	(3,386)	
Interest Income	945	
Net Cash Flow From Operations		(17,439)
Cash Flow from Investing Activities		
Reimbursement of FINRA Fees (Note 5)	35,000	
Net Cash Flow from Investing Activities		35,000
Cash Flow from Financing		
Shareholder Distributions	(11,691)	
Net Cash Flow From Financing		(11,691)
Net Change-Cash & Equivalents		5,870
Beginning Cash & Equivalents		47,931
Ending Cash & Equivalents		53,801

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Stockholders' Equity

for the period January 1, 2007 thru December 31, 2007

Capital Stock		8,500
Retained Earnings January 1, 2007	46,476	
Net Income for the Year	20,720	
Shareholders Distributions	(11,691)	
Retained Earnings December 31, 2007		55,505
Ending Shareholders Equity		64,005

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Computation of Net Capital
&
Basic Net Capital Requirement

as of December 31, 2007

Computation of Net Capital	
Total Equity	64,005
Total Qualified Equity for Net Capital	64,005
Total Capital & Allowable Liabilities	64,005
Net Capital	64,005

Compution of Basic Net Capital Requirement	
Minimum Net Capital Requirement	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital Requiremnet	59,005
Excess Net Capital at 1000%	64,005

See Accompanying Notes to Financial Statements

Notes to the Financial Statement

1. Significant Accounting Policies

a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

c. The financial statements are presented on a cash bases. Revenues are recognized as received, and expenses as paid. Revenues consist entirely of commission received from various investment companies.

2. Nontrade Receivable

In November 2007 the Company overpaid its payroll tax liability for the fourth quarter of 2007 to the United States Treasury by $3,386.25. On January 1, 2008 the Company filed its Employer's Quarterly Federal Tax Return and has requested a refund for this overpayment.

3. Investments

In 2006 the Company exercised warrants and purchased 200 shares of NASDAQ Stock Market, Inc. and carries the investment at a cost of $6,000.00. It is management intention to hold the securities as a long-term investment and recognizes the investment as an asset in accordance with the lower of cost or market method to account for long-term investments.

On December 31, 2007 the security closed on the open market at $49.50. With an aggregate cost of $30.00 a share, the investment has an unrealized gain of $3,900.00. As of the date of audit the underlying security was traded at $40.40, an unrealized gain of $2080.00.

(Continued)

Notes to the Financial Statement

4. Computation of Retained Earnings

The Company began the year with retained earnings of $46,476. It reported net income for the year of $20,720 for 2007. Distributions to shareholder's during the year amounted to $11,691, resulting in retained earnings of $55,505.

5. Extraordinary Income

In July 2007 the Financial Industry Regulatory Authority (FINRA) was created through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. As a result of the consolidation NASD members received a one time payment of $35,000.00 from the NASD, representing future savings resulting from the consolidation.

6. Statement on Material Inadequacies

Pursuant to SEC Rule 17a-5(a), Double Eagle Securities of America, Inc. is required to maintain a net capital requirement of $5,000. The company calculates its net capital requirement using the basic method and has maintained the required net capital through the year. The company ended the year with a net equity position of $64,005. The audit of the financial records of Double Eagle Securities of America, Inc. found no material inadequacies in the book nor records of the company that materially affected the net capital requirements, nor differ from those reported pursuant to SEC Rule 17a-5(a).

END